

Mail Stop 3561

February 29, 2008

Mr. Howard Pearl
President and Chief Executive Officer
Rhino Outdoor International, Inc.
1191 Center Point Drive
Henderson, NV 89704

> **Re:     Rhino Outdoor International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed February 27, 2008**
> **File No. 333-62690**

Dear Mr. Pearl:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1.      Please revise to disclose that the consolidated financial statements included in your quarterly reports on Form 10-QSB for the quarterly periods ended June 30, 2007 and September 30, 2007 should also no longer be relied upon.  Alternatively, tell us why the financial statements for those periods can still be relied upon.  Refer to Item 4.02(a)(1) of Form 8-K.

2.      Please revise to clarify your description of the accounting error and revised accounting treatment.  For example, please disclose that goodwill recognized in connection with the acquisition of Rhino Offroad Industries, Inc. should have

been charged to expense as in-process research and development costs during the quarterly period ended June 30, 2006.  Refer to Item 4.02(a)(2) of Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter that provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.  Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336.  In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,


Adam Phippen
Staff Accountant